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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Zeros & Ones, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   98949E-10-7
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                                 (CUSIP Number)


                                 August 20, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]    Rule 13d-1(b)
   [X]    Rule 13d-1(c)
   [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98949#-10-7
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons: Jack Bergman
          I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      N/A

          (b)      N/A
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     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization
          U.S.A.

--------------------------------------------------------------------------------
                      5.    Sole Voting Power
Number of
Shares                      2,000,000
Beneficially          ----------------------------------------------------------
Owned by              6.    Shared Voting Power
Each
Reporting                   0
Person                ----------------------------------------------------------
With                  7.    Sole Dispositive Power

                            2,000,000
                      ----------------------------------------------------------
                      8.    Shared Dispositive Power

                            0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,000,000
--------------------------------------------------------------------------------
    10.   Check if the Aggregate Amount in Row 9 Excludes Certain Shares

          (See Instructions)
--------------------------------------------------------------------------------
    11.   Percent of Class Represented by Amount in Row 9:

          8.4%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------


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


CUSIP No. 98949#-10-7
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons: Terre Bergman
          I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)     N/A

          (b)     N/A
--------------------------------------------------------------------------------
     3.   SEC Use Only


--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization

          U.S.A.
--------------------------------------------------------------------------------
                     5.    Sole Voting Power

Number of                  2,000,000
Shares               -----------------------------------------------------------
Beneficially         6.    Shared Voting Power
Owned by
Each                       0
porting              -----------------------------------------------------------
Person With          7.    Sole Dispositive Power

                           2,000,000
                     -----------------------------------------------------------
                     8.    Shared Dispositive Power

                           0
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,000,000
--------------------------------------------------------------------------------
    10.   Check if the Aggregate Amount in Row 9 Excludes Certain Shares

          (See Instructions)
--------------------------------------------------------------------------------
    11.   Percent of Class Represented by Amount in Row 9:

          8.4%
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------


                                     3 of 5

ITEM 1.
     (a) This Schedule 13G relates to the securities of Zeros & Ones, Inc., a Nevada corporation (the "Issuer").

     (b) The address of the Issuer's principal executive office is 1714 16th Street, Santa Monica, CA 90404.

ITEM 2.
     (a) This Schedule 13G is filed by Jack Bergman and Terre Bergman, with respect to the shares of common stock of the issuer directly owned by the Bergman Family Trust. Jack Bergman and Terre Bergman are the beneficiaries of the Bergman Family Trust. Jack Bergman is the Trustee of the Bergman Family Trust.
     (b) The business address of each of Jack and Terre Bergman is 32107 Lindero Canyon Road, Suite 219, Westlake Village, CA 91361.
     (c)  Jack Bergman and Terre Bergman are both U.S. citizens.
     (d) The class of securities to which this Schedule 13G relates is the Common Stock, $0.001 par value, of the Issuer.
     (e)  The CUSIP number of such securities is 98949E-10-7.

ITEM 3. STATEMENTS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b) OR (c). This statement is not being filed pursuant to Rules 13d-1(b), Rule 13d-2(b) or 13d-2(c).

ITEM 4.   OWNERSHIP.

          For  each of Jack and Terre Bergman:

          (a) As of August 20, 2001, the filing person beneficially owned 2,000,000 shares.
          (b) Such ownership constituted 8.4% of the class (Based on an aggregate of 23,901,858 outstanding shares of common stock as of June 30, 2001, as reported in the issuer's Quarterly Report on Form 10-QSB for the period ended June 31, 2001, filed on August 20, 2001).
          (c) As to such shares, the number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote is 2,000,000,

               (ii) Shared power to vote or to direct the vote is 0,

               (iii) Sole power to dispose or to direct the disposition of is
                    2,000,000, and

               (iv) Shared power to dispose or to direct the disposition of is
                    0.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          This statement is not being filed to report the fact that as of the date hereof the reporting


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




          person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The shares to which this filing relates are directly owned by the Bergman Family Trust. Michael McIntyre has been granted the right to receive 60% of the proceeds from the sale of the securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          It is not the case that a parent holding company has filed this schedule pursuant to Rule 13d-1(b) (ii) (G).

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          The filing person is not a group that is filing this schedule pursuant to Rule 13d-1(b) (ii) (J).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          This is not a filing to give notice of dissolution of a group.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 29, 2001                        /s/   Jack Bergman
                                   ----------------------------------------
                                   Jack Bergman


                                       /s/ Terre Bergman
                                   ----------------------------------------
                                   Terre Bergman



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